February 20, 2007

Securities Exchange Commission	Telephone Number:	202-551-3466
Division of Corporate Finance	Facsimile Number:	202-772-9209
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Aegis Communications Group, Inc.
Form 10-K for the year ended 12/31/2005
Filed on 3/31/2006
File No. 000-14315

Ladies and Gentlemen:

We have received your letter of November 2, 2006 and thank you for the same.

We have outlined, on behalf of our Company, Aegis Communications Group, Inc. (the “Company”), attached in electronic format for filing with the Securities and Exchange Commission (the “Commission”), the comments of the Staff of the Commission to the Company as set forth in its letter of comments, dated November 2, 2006, from Jorge Bonilla, Senior Staff Accountant, (the “Comment Letter”), and the Company’s response to each comment. The Company in consultation with its independent auditors has prepared all responses to the accounting comments contained in the Staff’s letter.

We understand that the Company is responsible for the adequacy and accuracy of the disclosures in the filings. The Company also understands that staff comments or changes to disclosures in response to staff comments do not foreclose the Securities Exchange Commission from taking any action with respect to the filings, and the Company also understands that it may not assert staff comments as a defense in any proceeding initiated by the Securities Exchange Commission or any person under the United States federal securities laws.

2. COMMENT: Your response to comment one is unclear as to whether you are using EBITDA as a performance measure as disclosed in your filing or a liquidity measure. In this regard, we note your assertions that you use EBITDA as your internal measures of profitability, an approximate measure of your operating cash flows and the income that a company has free for interest payments. Please clarify if you are using EBITDA as a performance measure or a liquidity measure and review the presentation accordingly, including the reconciliation to the most comparable

GAAP financial measure. Please refer to question 15 of the Frequently Asked questions regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

RESPONSE: The Company uses EBITDA as its performance measure of profitability.

Please note the table below as a reconciliation of EBITDA to Net Income/(Loss)

	2005	2004	2003
	(Dollars In Thousands)
Net Loss	$(13,161)	$(22,240)	$(11,465)
Add Back: Interest & Non-Cash Interest	3,448	3,376	3,998
Taxes	—	145	300
Depreciation or Amortization	5,905	8,521	11,462

EBITDA	$(3,808)	$(10,198)	$4,325

3. COMMENT: With respect to your presentation of EBITDA, please review your filing to include the following disclosures:

The economic substance behind management’s decision to use the measure.

The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and the manner in which management compensates for these limitations when using the non-GAAP financial measures.

RESPONSE: The Company uses EBITDA (earnings before interest, taxes, depreciation and amortization) as its internal measure of profitability of its business objectives. EBITDA is an approximate measure of the Company’s operating cash flow income based on data from its income statement. It is calculated by looking at earnings before the deduction of interest expenses, taxes, depreciation and amortization.

The material limitations associated with the use of non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure is through the cost of depreciation expense and interest expense which is a capital measure of the Company. With the elimination of depreciation expense there is no cost matching of fixed asset amortization expense against the revenue associated. Also with the elimination of interest expense, there is no cost matching related to the financing of the business entity related to the revenue associated.

The Company’s management compensates for these limitations by measuring its EBITDA internally comparing it to its budget and internally profitability targets, and how those analytical measurements stack up outside in its industry consistent with competitors.

4. COMMENT: We have read your response to comment two. You state there are no sales of receivables and your transactions are not governed by SFAS 140. Your transaction with Rockland Credit Financing relates to accounts receivable factoring arrangements. As indicated in paragraph 112 of SFAS 140, factoring arrangements are included within the scope of SFAS 140. Please tell us how you considered paragraphs 9 – 12, 15 and 17 of SFAS 140 in determining the appropriate accounting (i.e. sales treatment or secured borrowing) and disclosures regarding these arrangements. In your response, please explain in detail the terms of recourse provision including, but not limited to, your rights and the circumstances under which you would be required to repurchase the receivable back from Rockland and how you would measure this obligation.

RESPONSE: In accordance with SAS No. 140, the Company has recorded the factoring arrangement as a sale of receivables with recourse due to the following three conditions:

1.	The transferred accounts receivable assets have been isolated from Aegis; 2. The factor has the right to pledge or exchange the assets it received with no conditions attached; 3. Aegis does not maintain effective control over the transferred accounts receivables.

In the year ended December 31, 2005, we factored invoices totaling $46.1 million in receivables. We received $40.2 million in proceeds from the factor, with a balance due at December 31, 2005 from the factor agent of $5.9 million.

Receivables as stated on Balance Sheet December 31, 2005:

Accounts receivables-trade less allowance for doubtful accounts of $86	9,296

Receivables alternative classification based on review of SFAS 140:

Accounts receivables-trade less allowance for doubtful accounts of $86	3,396
Receivables from Factored Arrangements with Rockland	5,900

The Company has reviewed its financial statement presentation and determined that an alternative presentation would be to segregate the net due from factor from other trade receivables. However, management believes that the current financial statement presentation is not misleading in consideration of our footnote disclosures regarding accounts receivable accounting policies; specifically see, with respect to our significant accounting policies as relate to accounts receivable, note 2 in the Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2005.

The recourse factoring agreement terms are as follows:

4.1. Repurchase of Accounts. In the event that (a) an Assigned Account becomes the subject of a Dispute, (b) there exists any breach of your representations, warranties or covenants under this Agreement with respect to an Assigned Account, (c) an Assigned Account is not paid on or before the expiration of ninety (90) days from its invoice date (such an Account being hereinafter referred to as a “Late Account”), or (d) we reasonably deem ourselves insecure with respect to any Assigned Account in light of material changes in the creditworthiness of the Account Debtor or otherwise, then and in any such event you shall immediately upon demand by us (whether written or oral) repurchase the Account from us for a purchase price (the “Account Repurchase Price”) equal to (i) the sum of the Advance Payment for such Account plus any and all accrued fees hereunder (calculated to the date of repurchase) and unreimbursed costs and expenses associated with such Account minus (ii) the paid portion of such Account, if any. With respect to any Assigned Account that becomes the subject of a Dispute, your obligations under this paragraph are irrespective of any accord and satisfaction of such Account as against the Account Debtor by operation of Section 3-311 of the Uniform Commercial Code as adopted and in effect in the applicable jurisdiction (the “UCC”).

4.2. Repurchase on Default. Without limiting our other remedies under this Agreement or applicable law, upon the occurrence of an Event of Default as hereinafter defined, you shall immediately upon demand by us (whether written or oral) repurchase from us all outstanding Assigned Accounts for the aggregate Account Repurchase Price calculated in accordance with Paragraph 4.1

Since our filing of our 10K dated March 31, 2006, the Company has been taken private through the efforts of a short form merger transacted in accordance with Delaware law on November 3, 2006 and was subsequently delisted from the public market exchanges.

We thank the Securities Exchange Commission for its consideration of the facts above as we look to be a good corporate citizen providing informative responses. We hope the commentary does satisfactorily address your questions. Do please let us know if there is a need for further dialogue and review.

Thanking You

Very truly yours,

/s/ Kannan Ramasamy

Kannan Ramasamy

President and Chief Executive Officer